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                             [SPSS INC. LETTERHEAD]


May 6, 2004

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      SPSS Inc.
         Registration Statement on Form S-3 (File No. 333-112344)
         Registration Statement Withdrawal Request

Ladies and Gentlemen:

         SPSS Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-112344) (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed the Registration Statement on January 30, 2004 pursuant to an obligation arising under a Stock Purchase Agreement by and between the Company, SPSS International B.V. and the selling shareholders listed in the Registration Statement (the "Purchase Agreement").

         The Company is requesting the withdrawal of the Registration Statement because, as of the date of this letter, the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2003. As such, the Company is not current in its filing obligations under the Securities Exchange Act of 1934 and, therefore, is ineligible to use Form S-3. Because the Company is ineligible to use Form S-3, the Purchase Agreement obligates the Company to repurchase from the selling shareholders all of the shares of the Company's common stock issued pursuant to the Purchase Agreement. The Company is in the process of repurchasing these shares from the selling shareholders.

         No securities have been or will be sold pursuant to the Registration Statement. In addition, the Company will not be filing a new registration statement with respect to the shares of the Company's stock listed on the Registration Statement. Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably possible.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to Erin S. Rosenberg, Esq. of McGuireWoods LLP via facsimile at (312) 920-6173 and via mail at Erin Rosenberg, McGuireWoods LLP, 150 North Michigan Ave., Suite 2500, Chicago, Illinois 60601.

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         If you have any questions or comments or require further information or documentation, please contact David S. Guin of McGuireWoods LLP (312-750-3501), or Erin S. Rosenberg of McGuireWoods LLP (312-750-2772).

                                  Respectfully,

                                  SPSS INC.


                                  By: /s/ Edward Hamburg
                                      ------------------------------------------
                                  Name:    Edward Hamburg
                                  Title:   Executive Vice President, Corporate
                                           Operations, Chief Financial Officer
                                           and Secretary

cc:      Celeste M. Murphy, Esq. (Via Overnight Mail)
         Securities and Exchange Commission
         Division of Corporation Finance
         450 Fifth Street, N.W.
         Washington, D.C.  20549-0406